October 31, 2022

VIA EDGAR

Irene Barberena-Meissner, Esq.

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Webus International Ltd.

Draft Registration Statement on Form F-1

Submitted September 23, 2022

CIK No. 0001941158

Dear Ms. Barberena-Meissner,

On behalf of our client, Webus International Ltd. (the "Company"), we submit this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in its letter dated October 20, 2022, relating to the above referenced Draft Registration Statement on Form F-1 ("Initial Confidential Submission"). The Company is concurrently submitting an amended Draft Registration Statement on Form F-1 ("the "Amended Confidential Submission").

For the Staff's convenience, the Staff's comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff's comments (which are references to the Prior Confidential Submission), all page references herein correspond to the page of the Amended Confidential Submission. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Confidential Submission.

Cover Page

1.	We note your disclosure here that as used in this prospectus, “we”, “us”, or “our” refers to Webus and its subsidiaries. We also note you disclose on page 1 that references to “we”, “us”, the “Company” or the “Group” are to Webus, Youbus International, Webus HK, and the WFOE, as a group. Revise to clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE.

Response: In response to the Staff’s comments, the Company has revised the Draft Registration Statement to make it clear that “Webus,” “we,” “us,” “our,” “the holding company,” or the “Company” are to Webus International Limited; the “Group” is to Webus, Youbus International, Webus HK, and the WFOE, as a group; and removed terms such as “we” or “our” when describing activities or functions of the VIE.

2.	Please disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Also, state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs and quantify the amounts where applicable. In this regard, we note your disclosure that cash transfers among the holding company and its subsidiaries is typically transferred through payment for intercompany product sales and services or intercompany loans between holding company and subsidiaries. We also note your disclosure on page 40 that you rely principally on dividends and other distributions paid by your subsidiaries in China for your cash needs, including paying dividends and other cash distributions to your shareholders, servicing any debt you and the VIE may incur, and paying your and the VIE’s operating expenses. Please also provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 40 of the Draft Registration Statement and provided cross-references to the condensed consolidating schedule and consolidated financial statements of the Company. As of June 30, 2022, USD310,609 expenses related to this offering were directly paid by and recorded by Youba Tech. There was no intercompany loan between Youba Tech and the holding company since there was no cash transfer, and thus we revised prior disclosure. These expenses should be considered as incurred by Youba Tech since the contracts were entered into between Youba Tech and professional service providers.

Prospectus Summary

Risks Related to Doing Business in China, page 6

3.	Please revise your summary of risk factors to disclose the significant liquidity risks that your corporate structure and being based in and having the majority of the Company’s operations in China poses to investors with cross-references to the more detailed discussion of these risks in the prospectus.

Response: In response to the Staff’s comments, the Company has revised the Draft Registration Statement to include the summary risk factor and detailed risk factor discussing the significant liquidity risks resulted from the Company’s corporate structure and being based in and having the majority of the operations in China.

4.	We note your disclosure that "[a]ny change of regulations and rules by Chinese government may intervene or influence [your] operations in China at any time and any additional control over offerings conducted overseas and/or foreign investment in issuers with Chinese operations could result in a material change in [your] business operations and/or the value of [your] ordinary shares and could significantly limit or completely hinder [your] ability to offer [your] ordinary shares to investors and cause the value of such securities to significantly decline." Please revise to clarify that that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers and that such actions by the Chinese government could cause the cause the value of your securities to significantly decline or "be worthless."

Response: In response to the Staff’s comments, the Company has revised the Draft Registration Statement to clarify that the Chinese government may intervene or influence its operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers and that such actions by the Chinese government could cause the cause the value of its securities to significantly decline or "be worthless.

 Corporate Structure and Structure, page 9

5.	Please revise your corporate structure diagram to identify clearly the entity in which investors are purchasing their interest and the entities in which the Company’s operations are conducted. Describe how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the Company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Response: In response to the Staff’s comments, the Company has revised the corporate structure diagram. The Company has also revised the Draft Registration Statement to disclose the risks of the VIE arrangement on page 12.

6.	Please refrain from implying that the contractual agreements by and among WFOE, the VIE, and Individual Registered Shareholders are equivalent to equity ownership in the business of the VIE and revise your disclosure where you may indicate an equity ownership in the VIE. In this regard, we note on the cover page you disclose you are a "beneficiary of the remaining 50% equity ownership in Youba Tech through contractual arrangements with Youba Tech and Individual Registered Shareholders" and you hold "50% equity interests and 50% VIE Interests in the VIE." In addition you disclose on pages 1, 37, 76 and 95 that you "hold 50% equity interests of the VIE.”

Response: The Company respectfully advises the Staff that the Company indeed hold 50% equity interests in Youba Tech. For Youba Tech’s the remaining 50% equity interests, the Company is the beneficiary through contractual arrangements with Youba Tech and Individual Registered Shareholders.

Transfer of Cash to and From Our Subsidiaries, page 12

7.	We note your disclosure that there has been no cash flows and transfers of other assets between the holding company and its subsidiaries, other than that as of the date of this prospectus, Youba Tech, your consolidated entity, has paid approximately $890,000 for expenses related to this public offering of Webus as intercompany loans and not as the dividend payment or distribution. We also note your disclosure that none of your subsidiaries has made any dividend payment or distribution to your holding company as of the date this prospectus and they have no plans to make any distribution or dividend payment to the holding company in the near future, and that neither the Company nor any of its subsidiaries has made any dividends or distributions to U.S. investors as of the date of this prospectus. Please revise to distinguish between the holding company and its subsidiaries and the VIE and its subsidiaries. Also, note this disclosure appears inconsistent with your disclosure on your cover page that cash transfers among the holding company and its subsidiaries is typically transferred through payment for intercompany product sales and services or intercompany loans between holding company and subsidiaries and your disclosure on page 40 that you rely principally on dividends and other distributions paid by your subsidiaries in China for your cash needs, including paying dividends and other cash distributions to our shareholders, servicing any debt you and the VIE may incur, and paying your and the VIE’s operating expenses. Please revise to address this apparent inconsistency.

Response: In response to the Staff’s comments, the Company has revised the Draft Registration Statement to distinguish the transfer of cash between the holding company and its subsidiaries and between the WFOE and the VIE and its subsidiary. As mentioned above in Comment 2, the holding company had no cash transfer with Youba Tech, so we also revised the Draft Registration Statement to consistently disclose the transfer of cash on the cover page and on page 12.

8.	You disclose here that currently, you don’t have any intentions to distribute earnings or settle amounts owed under your operating structure other than the agreements entered under normal business operation as discussed above. Please clarify whether this includes the distribution of earnings or settling of amounts owed under the VIE agreements.

Response: In response to the Staff’s comments, the Company has revised the Draft Registration Statement to state that we have no intention to distribute earnings or settle amounts owed under the VIE agreements and no transfer, dividends, or distributions have been made to date between the holding company, its subsidiary, and the VIE.

9.	Please expand your disclosure here to describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: In response to the Staff’s comments, the Company has revised the Draft Registration Statement to discuss the restrictions and limitations on its ability to distribute earnings from the its subsidiaries and the VIE to the Company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Risk Factors

The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly, page 48

10.	We note your disclosure here that your auditor is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis with the last inspection in 2020. You disclose that "[t]herefore, we believe that, as of the date of this prospectus, our auditors are not subject to the PCAOB determinations." Please also address here your earlier disclosure on your cover page and page 15 that your auditor was not included in the determinations made by the PCAOB on December 16, 2021 and address how this factored into your belief that you are not subject to the PCAOB determinations as of the date of this prospectus.

Response: In response to the Staff’s comments, the Company has revised the Draft Registration Statement on pages 15 and 49.

Any change of regulations and rules by Chinese government including potential additional requirements on cybersecurity review . . ., page 51

11.	We note your disclosure about the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)” published on November 14, 2021. You disclose that you are not an CIIO as defined in the Review Measures but that you are probably deemed to be a DPO engaging in data processing activities. You further disclose that you are not subject to cybersecurity review as you do not process personal data for more than one million individuals under Cyber Data Security Measure (Draft). Please discuss the extent to which you grow your business and service more customers, do you expect to process personal data for more than one million individuals, or clarify if that is not a risk of your business.

Response: In response to the Staff’s comments, the Company has revised the Draft Registration Statement to discuss risks of being subject to cybersecurity review in the future on page 51.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Years Ended June 30, 2021 and 2022, page 79

12.	We note you have experienced significant growth in your operations in the most recent fiscal year and have attributed increases in revenue and cost of revenues to general factors such as new customers, business development efforts, and maintaining cooperation agreements and collaborations with local agents and fleet operators. Please revise the discussion and analysis of operating results to specifically identify and quantify the key drivers contributing to the increase in revenue and cost of revenues for each period presented. Refer to Item 5.A of Form 20-F, Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 79 and 80 of the Draft Registration Statement to specifically identify and quantify the key drivers contributing to the increase in revenue and cost of revenues for each period presented. The Company quantified the increase in customer orders, which is the direct key driver contributed to the increase in revenue and cost of revenues, and further explained the underlying reasons that contributed to the increased orders and various price range of the orders offered.

13.	We note you experienced a decline in gross margin from 13.5% for the year ended June 30, 2021 to 6.8% for the year ended June 30, 2022. You disclose the decline in margin was mainly driven by the rapid growth of customized chartered bus service and packaged tour service for which you strategically set relatively lower gross margin rates at start-up stage of these businesses to attract more customers, gain market share and improve profitability in the long term. Please further clarify how you have strategically set lower gross margin rates. To the extent you are offering incentives, promotions or discounts as a method to increase revenue, please explain. In addition, to the extent you intend to revise your gross margin strategy in future periods, please expand your disclosure to include the expected impact of your change on future operating results. Refer to Item 5.A of Form 20-F, Item 303(b)(2)(ii) of Regulation S-K and SEC Release No. 33-8350.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 79 and 80 of the Draft Registration Statement to further clarified how it strategically set lower gross rates in order to gain market shares, and how it intends to adjust gross margin strategy in future periods as well as the expected impact of change on future operating results.

Liquidity and Capital Resources, page 82

14.	We note your disclosure that "as of the date of this prospectus, you have obtained a line of credit in the amount of RMB7,000,000 ($1,045,072) from Rural Commercial Bank, with a three-year term from June 24, 2022 to June 23, 2025." Please expand your disclosure to describe all the material terms of the agreement underlying this line of credit. In addition, file this agreement as an exhibit to your registration statement or tell us why you believe you are not required to do so. Refer to Item 8.a. of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 82 of the Draft Registration Statement to amend the material terms of the agreement underlying this line of credit. The Company will file the agreement as an exhibit in the next amendment to the Draft Registration Statement.

Industry

Overview of North America Intercity Travel Market, page 93

15.	We note that you have included numerous CAGR projections in this section derived from the Frost & Sullivan report you commissioned in September 2022. Please revise your disclosure to describe the assumptions underlying these projections and to include balancing language to emphasize the prospective nature of these growth rates. For example, we note your disclosure stating that "[i]n the forecast period, the [intercity travel by intercity bus market size] is expected to increase from USD0.9 billion to USD1.8 billion with a CAGR of approximately 17.4%, which is higher than that of total intercity travel market in North America.".

Response: In response to the Staff’s comments, the Company has revised the Draft Registration Statement to describe the assumptions underlying these projections and has included balancing language to emphasize the prospective nature of these growth rates.

Our Business

Our Online Platforms, page 98

16.	You disclose that you deliver your China’s Collective Mobility Service (“CMS”) product offerings primarily through your online platforms, which predominately comprise (i) your WeChat-based mini programs and other third-party partners, (ii) your mobile apps, and (iii) your websites. Please explain whether the manner in which a customer accesses your platform affects the way in which you derive revenues. For example, explain if you receive a lower percentage of revenue from your WeChat-based mini programs or other third-party partners than from your services accessed through your own mobile app. Please also discuss the extent to which you can continue to provide user-centered services after the service is ordered on third-party partners such as WeChat-based mini programs, including the ability to push notifications such as pre-trip alerts to such users. As part of this, discuss, for example, if user data entered on third-party partners such as WeChat-based mini programs remains with such third-parties like Tencent, or if you are able to pull user data to your platform such that you can continue to interact with the users and perform data-analysis and other functions to improve your services.

Response: In response to the Staff’s comments, the Company has revised the Draft Registration Statement to disclose that the CMS will not be affected by the way users access the service and that it has the users’ authorization to access, collect, store and analyze user data when they access the CMS through third-party partners. The Company also disclosed each third-party partner's commissions for transactions initiated on the respective platform.

Note 2(r). Government grants, page F-18

17.	You disclose on page 82 that you recorded RMB 850,000 as other income, net during the year ended June 30, 2022 from government subsidies. Please disclose the nature of the transaction and the related accounting policies used to account for the transaction. Please also identify whether the amount has been received or where it is captured in the balance sheet as of June 30, 2022. To the extent a receivable was recorded, please further clarify why you believe recognition in the year ended June 30, 2022 is appropriate, including explanation of any terms that would indicate the Group has complied with the required conditions outlined by the government. In addition, please clarify if this is a subsidy as indicated at page 82 or a grant as disclosed at Note 2(r) and revise your disclosure to use consistent terminology.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 82 and pages F-18 at Note 2(r) of the Draft Registration Statement to amend the disclosure of the nature and related accounting policies used to account for the transaction, and to use consistent terminology. The total RMB850,000 government grants consisted of RMB650,000 award for being qualified as Scientific and Technological Enterprises, and RMB200,000 award for being the top ten travel agencies in Hangzhou, which were all received in cash for the year ended June 30, 2022 with all required conditions complied.

Note 4. Property and equipment, page F-21

18.	We note in June 2022, you recorded the transfer of a building from a major shareholder to Youba Tech for RM 34,791,400. We also note the asset balances for electronic equipment and office equipment increased from June 30, 2021 to June 30, 2022. Given your disclosure that you depreciate these assets on a straight-line basis and the total asset balance increased, please explain why your depreciation expense decreased from RMB 187,800 for the fiscal year ended June 30, 2021 to RMB 152,380 for the fiscal year ended June 30, 2022.

Response: The Company respectfully advises the Staff that the building was recorded as the asset of the Company at the end of June and began to depreciate in July, and thus did not in incur any depreciation expense for the year ended June 30, 2022. The depreciation expense of electronic equipment and office equipment increased from RMB95,051 for the year ended June 30, 2021 to RMB118,099 for the year ended June 30, 2022, in line with the increased asset balances. However, the depreciation expense of leasehold improvement decreased from RMB92,749 for the year ended June 30, 2021 to RMB34,281 for the year ended June 30, 2022, because it was fully depreciated in November, 2021 and did not incur any depreciation expense for the rest of the fiscal year. By reason of the foregoing, the total depreciation expense decreased from RMB187,800 for the fiscal year ended June 30, 2021 to RMB152,380 for the year ended June 30, 2022.

Note 7. Share-based compensation, page F-23

19.	We note you determined the fair value of restricted stock units using the market approach. Please disclose the significant assumptions used to estimate the fair value, including the expected term, expected volatility, expected dividends and risk-free interest rates in accordance with ASC 718-10-50-2(f)(2). Please also disclose the extent to which the estimates are considered highly complex and subjective and that the estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages F-23 of the Draft Registration Statement to disclose the significant assumptions used to estimate the fair value of RSUs and the extent that the estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

General

20.	Please include the delaying amendment legend required by Item 501(a) of Regulation S-K not later than the first public filing of your registration statement.

Response: In response to the Staff’s comments, the Company has revised the Draft Registration Statement to add the delaying amendment legend required by Item 501(a) of Regulation S-K.

21.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of the communications.

Response: The Company respectfully advises the Staff that, to date, neither the Company nor any person authorized to act on its behalf has presented or expects to present to potential investors any such written communications in reliance on Section 5(d) of the Securities Act.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Fang Liu
Fang Liu, Esq.

cc:	Nan Zheng, Chief Executive Officer, Webus International Ltd.